January 29, 2008

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention: Christina DiAngelo

Re:	SPARX Asia Funds (the “Funds”)
Report on Form N-CSR for Period Ended October 31, 2007 (the “Report”)

Dear Ms. DiAngelo:

During our January 10, 2008 telephone conversation, you raised five issues for us to consider. Below are brief summaries of your comments and our responses:

Comment 1: Based on a review of our website, www.sparxasiafunds.com, you have suggested to us that we remind investors that an expense cap is in place wherever we mention or discuss the Funds’ expense ratio.

Response: We will make the changes you have suggested.

Comment 2: You have suggested that we include a “Growth of $100,000” chart to ensure investors in the SPARX Japan Fund’s Institutional class (although closed to new investors) can estimate growth of a minimum investment.

Response: We will make the changes you have suggested.

Comment 3: You have suggested that we clearly disclose in our financial statements “payables to trustees”.

Response: We will make the changes you have suggested.

Comment 4: You have suggested that we include a chart of the amounts subject to reimbursement broken out by year of expiration.

Response: We will make the changes you have suggested.

Comment 5: You have suggested that we disclose hypothetical expense information to the nearest penny.

SPARX Asia Funds

360 Madison Avenue, 24th Floor

New York, New York 10017

Telephone: (212) 452-5000 - Facsimile: (212) 452-5099

Response: We will make the changes you have suggested.

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments on the Report do not foreclose the Commission from taking any action with respect to the Report; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and will work diligently to address them in a timely fashion. Comments related to financial statements will be incorporated in the Funds’ semiannual report for the period ending April 30, 2008.

Very truly yours,

SPARX Asia Funds

By:	/s/ Hoi Fong
	Name:	Hoi Fong
	Title:	Chief Financial Officer

SPARX Asia Funds

360 Madison Avenue, 24th Floor

New York, New York 10017

Telephone: (212) 452-5000 - Facsimile: (212) 452-5099